Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 0-13994

        ON JANUARY 19, 2005, JOHN KELLY, CHIEF EXECUTIVE OFFICER OF MCDATA CORPORATION, A DELAWARE CORPORATION, CONDUCTED AN INTERVIEW WITH CBS MARKETWATCH, DURING WHICH HE WAS INTERVIEWED BY REX CRUM, AND SUCH INTERVIEW WAS SUBSEQUENTLY MADE AVAILABLE BY WEBCAST BY CBS MARKETWATCH AND MCDATA CORPORATION, A TRANSCRIPT OF WHICH FOLLOWS:

        For CBS MARKETWATCH, I'm Rex Crum. And joining me today is John Kelly, the chief executive officer of McDATA, a Broomfield, Colorado-based company that does storage networking technology.

        John, thanks for joining us today.

        Mr. KELLY: Thank you, Rex, for having us back. We appreciate it.

        CRUM: Well, John, it's been a busy week so far. You came back from the holiday and you guys announced a purchase. You guys are buying—let's see if we get the name straight here—Computer Network Technology Corporation in a deal valued at about $235 million in stock and debt, as well.

        Can you give us some of the highlights of the deal, and why you decided to buy this company at this time?

        Mr. KELLY: Well, we're real excited about it, needless to say, through the acquisition. And having been in Minneapolis yesterday with their employees, and our employees in Colorado and out here in California today. We've gotten terrific reaction from our employees, and that's really a good thing.

        But to address your question, this one really is about customers. And McDATA and CNT have been very focused on customers for a long time. And those customers aren't just interested in the technologies that McDATA and CNT have provided, but the ability to support before and after the sale.

        And this one itself is about taking our customer support, our integration and our designs to a new level. And that is a fact that we'll be able to do from day one at the time of closing.

        CRUM: Was there something about their technology that you felt really was complementary to what McDATA does? Did you feel like this sort of filled a hole in your product line as well?

        Mr. KELLY: Well, there's a little bit of everything here. A lot of their business, nearly half, is really around services, professional services. So the services side of it is the focus on the customer, where they take products, like ours and other industry products, and are able to give customers the service that they need.

        And they also work with the storage companies, whereby they would—under contract—provide services to customers in conjunction with the storage companies.

        On the hardware side, they have a product set that does compete with us at the high end. And the position that we'll be in at the time of closing—we'll be the number-one company in the high-end director business in the world, and we'll be the number-one company in the world at doing distance products, from SANs to networks: integrating storage networking with networking.

        So in that regard they're complementary, and then there is some overlap. And we're going to have to address the overlap for the customer, because both of us have always given customers piece of mind about products. And then on the integrated front we have combined a couple thousand installations now.

        So this will be about taking what they've done well and what we've done well and continuing to take advantage of the hardware side of it, if you will.

        CRUM: When the deal was announced yesterday, the market kind of had a bit of a reverse reaction. Normally, when companies buy other companies, usually the acquiring company takes a bit of a hit, and the company that's being acquired, their stock rises.

        At least earlier yesterday, it was the opposite. Computer Network was down quite a bit and McDATA was up. Do you have any opinions on what you attribute this to? And it also looks like you guys are getting a pretty good deal on the overall price.

        Mr. KELLY: Well, I think the evaluation of a company is really around a lot of elements. Some are things like price, some are the ability to integrate, some are the ability to go execute on the plan. And for us, the challenge is, you know, striking a good thing that's win-win for shareholders. So I believe we did that, and I think the market is now beginning to recognize this.

        The next thing is: how do you get the synergies? And how do you make that happen? And McDATA and CNT, for that matter, have had a history of working with employees, and not just being insensitive to their needs.

        So we will be working, over the next 90 to 100 days, about 'Where are the synergies?' The opportunities worldwide for us are pretty huge. We're both in, you know, the sub-$500 million a year revenue companies. And combining them, you know, we're going to find there's some more power there, and we'll hopefully be able to execute on that.

        And the last one is: how do you grow revenue streams? And I can tell you, the excitement so far from the customer base, and the sales organizations and the professional service organizations, at least within 48 hours, has been terrific and has helped to give me a lot of confidence as I've talked to people like you around the country now, and to your listeners, about what the value is here.

        So I hope that continues, and all indications are that it will.

        CRUM: And the plan is you're expecting this deal to close in the second quarter of this year? Is that right?

        Mr. KELLY: We think so. We have to do the normal Hart-Scott-Rodino, Securities & Exchange Commission, Federal Trade Commission kinds of things. But we reviewed pretty well, so this should go through with as much speed as the law and the system will provide.

        CRUM: OK. You mentioned that this deal will make you the number-one director company in the world. And along those lines yesterday, you guys also announced a new product here, the Intrepid i10K. You're calling it the industry's first Backbone Director. Can you give us a little bit of are excited about this addition to your product line?

        Mr. KELLY: Well, I really appreciate you bringing it up, because our launch for the i10K, this new Backbone Director product, probably got overshadowed by this acquisition. And we had that—we didn't have that scheduled to come on the same day. So our marketing people are saying, 'Oh my gosh,' you know, 'What are we going to do here?' So thank you for mentioning it.

        This by itself would be a really monumental event for McDATA. We have a totally new class of director product that is the culmination of the McDATA engineering and all the patents we've had, plus the acquisitions of Nishan and Sanera, but particularly Sanera out here in California.

        So we've got the best of Silicon Valley and the best of Colorado, and what you're seeing is a product that we have had in customer sites and gotten rave reviews with five of the top 100 corporations in the world, and our storage partners. And, simply put, it does the things that a storage area networking director switch will do, best in class.

        So coming out of the chute, it's got all the technical superiority that you would expect from a new release, but it takes it to a new dimension. We're able to use the product to move data—anytime, anywhere—through dark fiber, through IP networks, in collaboration with the IP folks, all of the brand names that are out there, and do this in a way that provides customers the ability to do their back-ups, to do security, to do consolidation, to do disaster recovery/business continuance. That in itself is a new level.

        And then lastly, we have designed a product that can be broken into four-products-in-one. And that's a new—that's a new thing in our industry. We've seen it with IBM and mainframes, where they're able to make their mainframe look like multiple mainframes. We've added a new dimension.

        And what that means is customers are going to be delighted, because now they have less decisions to make about changing their own infrastructure. The products match the customers' needs, and not having to have the customers take their needs and match them to the hardware.

        And this will be real exciting for us throughout the year.

        CRUM: Well, John, it sounds like it's been a busy couple of days for you. You guys are hitting the ground running here at the start of the year. And I'm assuming we'll be talking to you again before too long, after you guys report your quarterly earnings, which—the quarter ends at the end of this month? Is that correct?

        Mr. KELLY: That's correct, Rex.

        CRUM: OK. John Kelly, CEO of McDATA, thanks for joining us today here on CBS MARKETWATCH.

        For a videocassette(TV) or audiocassette(radio) of this news segment contact your nearest VMS office Material supplied by Video Monitoring Services may only be used for internal review, analysis or research. Any publication, re-broadcast or public display for profit is forbidden.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: It is expected that McDATA Corporation, or McDATA, will file a Registration Statement on SEC Form S-4 and McDATA and Computer Network Technology Corporation, or CNT, will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger which was the subject of the preceding interview, and that McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about such merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies relating to the merger, their interests in the transaction and related maters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers, after the merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by McDATA and CNT with the SEC.